SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20190
CUSIP Number: 052666302

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: March 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Authentidate Holding Corp.
Full Name of Registrant

2225 Centennial Drive
Address of Principal Executive Offices (street and number)

Gainesville, GA 30504
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The principal reasons for the delay in the filing of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 are described herein. As previously reported, the Company continues to be in the process of remediating certain material weaknesses in its internal control over financial reporting, which were most recently described in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016, filed on April 5, 2017. Additionally, the Company’s delay in filing the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 is due, in part, to the changes announced earlier this year to its Chief Financial Officer position and independent registered public accounting firm. As previously reported, the Company dismissed its interim Chief Financial Officer, Thomas P. Leahey, on January 31, 2017 and appointed its Chief Executive Officer, Hanif A. Roshan, as its interim principal accounting officer as of such date. The Company has not, as of yet, appointed a new Chief Financial Officer. Further, on April 18, 2017, the Company engaged Rosenberg Rich Baker Berman & Company as its new independent registered public accounting firm and subsequently dismissed its prior firm. Due to these factors, additional time is required for the Company to compile and complete all necessary financial information for the period related to the financial statements. Additionally, the Company is still in the process of finalizing its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016. As a result, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 cannot, without unreasonable effort and expense, be filed before its due date. The Company will make every effort to file the Form 10-Q for the fiscal quarter ended March 31, 2017 within the five-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended, although there can be no assurance that the Company will be able to file the Form 10-Q for the fiscal quarter ended March 31, 2017 during the five-day extension period.

PART IV — OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

Hanif A. Roshan	(678)	276-8412
Name	Area Code	Telephone Number

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

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As of the date hereof, the Company has not filed its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2016 and December 31, 2016. The Company is diligently working to file these reports as expeditiously as possible.

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is filing this Form 12b-25 as the Company requires additional time to complete the financial statements and other disclosures contained in the Form 10-Q and allow for a complete review of such items by the audit committee and its independent registered public accounting firm. Management expects however that financial results for the quarter ended March 31, 2017 may significantly vary compared to the fiscal quarter ended March 31, 2016. However, due to the ongoing work of the Company described above and until the completion of the filings referred to in Part III above, the Company is unable to quantify or provide a reasonable estimate of the changes in its results of operations for the quarterly period ended March 31, 2017.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including the time, effort and expense to remediate one or more material weaknesses in its internal control over financial reporting. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for the fiscal year ended June 30, 2016, as well as the Company’s subsequent filings with the United States Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURE

Authentidate Holding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2017	By:	/s/ Hanif A. Roshan
Hanif A. Roshan
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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